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                                                                  Exhibit 99.6

NEWS RELEASE


                                                    September 28, 2001
                                                    Diana Weitenkopf
                                                    P 342e
                                                    Tel. +49 6 21/60-2 07 32
                                                    Fax  +49 6 21/60-9 26 93
                                                    diana.weitenkopf@basf-ag.de


LARGEST SINO-GERMAN CHEMICAL JOINT VENTURE KICKS-OFF

BASF-YPC BREAKS GROUND FOR A WORLD-SCALE INTEGRATED PETROCHEMICAL SITE IN
NANJING


NANJING, CHINA / SEPTEMBER 28, 2001 - BASF-YPC Company Ltd., a 50-50 joint venture company between BASF and SINOPEC, today celebrated the ground breaking for its world-scale integrated petrochemical production site in Nanjing.

At the ceremony were Mr. Chen Jinhua, the Vice Chairman of National Committee of the Chinese People's Political Consultative Conference (CPPCC); Mr. Sheng Huaren, member of the Standing Committee of the National People's Congress
(NPC); Mr. Hui Liangyu, Party Secretary of Jiangsu Province; Mr. Ji Yunshi, Governor of Jiangsu Province; Mr. Wang Wulong, Party Secretary of Nanjing; Mr. Wang Hongmin, Mayor of Nanjing; Mr. Joachim Broudre-Groger, German Ambassador; Dr. Juergen F. Strube, Chairman of the Board of Executive Directors of BASF, Mr. Helmut Becks, Member of Board of Executive Directors of BASF; and Mr. Li Yizhong, Chairman of SINOPEC.

Using state-of-the-art technology, BASF-YPC will build and operate a steamcracker (600,000 metric tons ethylene per year) and nine downstream plants on its 220 hectare site on the Yangze River. With a total investment of US$2.9 billion (including utilities), BASF-YPC is currently the largest chemical Sino-German joint venture in China.

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Apart from the steamcracker, the project includes the following plants:

*    Low density polyethylenes     400,000 mt/y
*    Ethylene glycols              300,000 mt/y
*    Acrylic Acid                  160,000 mt/y
*    Acrylates                     215,000 mt/y
*    C4 oxo alcohols               250,000 mt/y
*    Formic Acid                    50,000 mt/y
*    Propionic Acid                 30,000 mt/y
*    Methylamines                   30,000 mt/y
*    Dimethylformamide              30,000 mt/y

The new Verbund site is expected to begin commercial operations in 2005 and will produce about 1.7 million metric tons of high quality chemicals and polymers per year to serve the domestic market. The partners are convinced that BASF-YPC will be highly competitive in the marketplace and help boost the economic development of Eastern China, especially Jiangsu province.

At the groundbreaking ceremony, Mr. Li Yizhong, Chairman of SINOPEC said, "I am sure this project will greatly improve the supply-demand situation of raw materials for China's chemical industry in the coming years. It will also help to consolidate our position in the domestic chemical market, and enhance the competitiveness of SINOPEC."

Dr. Strube, Chairman of BASF said, "This project is visible proof of the excellent partnership between BASF and SINOPEC. The new plants to be located here will constitute BASF's largest investment in Asia. This shows the important role China will play in our strategy. By 2010 we plan to obtain a significant proportion of sales from China."

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In 1995, BASF and SINOPEC began their negotiations to establish an integrated petrochemical site. In March 1996, both parties signed a Letter of Intent.
The Chinese government approved the project proposal and the Joint
Feasibility Study in December 1997 and June 2000 respectively. BASF was the first foreign chemical company to receive approval for such a production site in China. The business license was awarded to the joint venture in December 2000. BASF-YPC is the first strategic joint venture project finalized by SINOPEC, with an international company, after its successful IPO in October 2000 on the stock markets of New York, London and Hong Kong.

ABOUT BASF

BASF is a transnational chemical company that aims to increase and sustain its corporate value through growth and innovation. The company's product range includes high-quality chemicals, plastics, colorants and pigments, dispersions, automotive and industrial coating, agricultural products and fine chemicals as well as crude oil and natural gas. BASF's approach to integration, known in German as "Verbund", is one of its particular strengths, ensuring cost leadership and a unique competitive advantage. With sales of about E 36 billion (circa US$34 billion), BASF acts in accordance with the principles of Sustainable Development. BASF shares are traded on stock exchanges in Frankfurt (BAS), London (BFA), Zurich (BAS), Paris (BA) and New York (BF). The Company's internet address is www.basf.com.

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ABOUT SINOPEC

SINOPEC is the largest integrated petroleum and petrochemical company in China. The shares of SINOPEC were issued in New York, Hong Kong and London simultaneously in October 2000 and in Shanghai in July 2001. The company's businesses include oil and gas exploration, development, production and selling, crude oil processing, oil products trading, transportation, distribution, petrochemical production and distribution. In 2000, the turnover and other operating revenues of SINOPEC was about US$39.6 billion (RMB328.9 billion). SINOPEC will further improve its competitiveness, and return on its capital employed, through the implementation of cost reduction, resource optimization , human resource strategies, and technology. YPC, with an annual output amounting to 5 million metric tons, is a key subsidiary, and one of SINOPEC's largest ethylene bases. SINOPEC aims to be a world-scale petrochemical and energy company with international competitiveness. SINOPECs internet address is www.sinopec.com.

Photos of Asia can be found in the Internet under: http://www.basf.de/asia-tour